Exhibit 99.1

Genetic Technologies Limited ACN 009 212 328 Notice of Annual General Meeting Venue: Australian Style Institute, Level 1/60-66 Hanover St, Fitzroy VIC Date: Thursday 28 November 2019 Time: Commencing at 11:00am (AEDT) (Note: Registrations commence at 10.30am)

Contents Page Key dates ................................................................................................................................................ 1 Notice of General Meeting ...................................................................................................................... 2 Proxy Appointment, Voting and Meeting Instructions ............................................................................. 5 Explanatory Statement ........................................................................................................................... 6 Key dates The key dates for the Annual General Meeting (AGM) are set out below. Event Date Last day for receipt of proxies Annual General Meeting 11:00am on Tuesday 26 November 2019 11:00am on Thursday 28 November 2019 Proxy Forms received after 11:00am (AEDT) on Tuesday 26 November 2019 will be disregarded. Your Vote The business of the AGM affects your shareholding and your vote is important. To vote in person, attend the AGM on the date and at the place set out above. To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form. Please refer to your enclosed Proxy Form for more information and instructions on how to vote at this Meeting. Questions Shareholders are invited to contact the Company Secretary, Justyn Stedwell, on +61(0) 3 8412 7000 if they have any questions regarding the AGM. 1

Notice of Annual General Meeting Notice is given that the Annual General Meeting of Genetic Technologies Limited ACN 009 212 328 (GTG or Company) will be held at Australian Style Institute, Level 1/60-66 Hanover St, Fitzroy VIC 3065, Australia on Thursday 28 November 2019 commencing at 11:00am (AEDT). The Explanatory Statement, which accompanies and forms part of this Notice, contains information to assist Shareholders to decide how to vote on the matters to be considered at the AGM. Terms used in this Notice are defined in the Glossary. Agenda 1. Consideration of Financial Statements To receive and consider the Company’s financial report, directors’ report and auditor’s report for the year ended 30 June 2019, contained in the Company’s 2019 Annual Report. GTG's Annual Report is available online at https://www.gtglabs.com 2. Resolutions Resolution 1 – Adoption of the Remuneration Report To consider and, if thought fit, to pass the following resolution as an Advisory resolution with or without amendment: “That for the purpose of Section 250R(2) of the Corporations Act and all other purposes the Remuneration Report as set out in the Directors’ report for the Company for the year ended 30 June 2019 be adopted.” Please note that the vote on this resolution is advisory only and does not bind the Directors of the Company or the Company. The Board, however, will take the outcome of the vote into consideration when reviewing the remuneration practices or policies of the Company. 2 Corporations Act Voting Restriction Statement: A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons; a)a member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or b)a Closely Related Party of such a member (collectively, an Excluded Voter). However, an Excluded Voter may cast a vote on Resolution 1 if: c)the Excluded Voter does so as a proxy; and d)the vote is not cast on behalf of an Excluded Voter; and e)either: i. the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or ii. the voter is the chair of the meeting and the appointment of the chair as proxy: A.does not specify the way the proxy is to vote on the resolution; and B.expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company or, if the Company is part of a consolidated entity, for the entity.

Resolution 2 – Election of Nick Burrows To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: “To elect Mr Nick Burrows who was appointed to the Board as an additional Director on 1 September 2019 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.” Resolution 3 – Re-Election of Peter Rubinstein To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: “To elect Mr Peter Rubinstein who retires by rotation in accordance with clause 20.3 of the Company’s Constitution and being eligible offers himself for re-election as a Director.” Resolution 4 – Approval of Increased Placement Capacity To consider and, if thought fit, to pass the following resolution as a Special Resolution, with or without amendment: “That pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 over a 12 month period from the date of this Meeting, at a price not less than that determined pursuant to Listing Rule 7.1A.3 and otherwise on the terms and conditions in the Explanatory Memorandum accompanying this Notice of Meeting.” Resolution 5 – Approval of proposed issue of Sub Underwriting Options to Mr Rubinstein To consider, and if thought fit, to pass the following resolution as an ordinary resolution: “That for the purposes of ASX Listing Rule 10.11 and for all other purposes approval is granted for the issue to Peter Rubinstein of up to 125,000,000 Options to purchase shares in the capital of the Company credited as fully paid at an exercise price and otherwise on the terms as described in the Explanatory Memorandum which accompany this Notice of Meeting." 3 ASX Listing Rules - Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of: a)a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or b)an associate of those persons. However, the Company need not disregard a vote if: c)it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or d)it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 – Approval of proposed issue of Sub Underwriting Options to Dr Muchnicki To consider, and if thought fit, to pass the following resolution as an ordinary resolution: “That for the purposes of ASX Listing Rule 10.11 and for all other purposes approval is granted for the issue to George Muchnicki of up to 125,000,000 Options to purchase shares in the capital of the Company credited as fully paid at an exercise price and otherwise on the terms as described in the Explanatory Memorandum which accompany this Notice of Meeting." Resolution 7 – Approval of Name Change To consider and, if thought fit, to pass the following resolution as a special resolution: “That for the purpose of section 157(1)(a) of the Corporations Act 2001 (Cth) members approve the change of the name of the Company from "Genetic Technologies Limited" to "Genetype Limited", to take effect the date the Australian Securities and Investments Commission is notified of the change of name and alters the details of the Company's registration on its records to reflect the change of name.” Resolution 8 - Approval of Proposed Placement to retail and institutional investors of Aegis Credit Corp To consider and if thought fit, to pass the following resolution as an ordinary resolution: "That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the issue of up to 1.5 billion Shares to retail and institutional investors of Aegis Credit Corp on the terms and conditions set out in the Explanatory Statement." 4 ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of: a)a person who is to receive securities in relation to the Company; or b)an associate of those persons. However, the Company need not disregard a vote if: c)it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or d)it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of: a)a person who is to receive securities in relation to the Company; or b)an associate of those persons. However, the Company need not disregard a vote if: c)it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or d)it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board of Directors Justyn Stedwell Company Secretary 24 October 2019 Proxy Appointment, Voting and Meeting Instructions See attached proxy form. To be valid, properly completed forms must be received by the Company no later than 11:00am Australian Eastern Daylight Time (AEDT) on Tuesday 26 November 2019. 5 ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 8 by or on behalf of: a)a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or b)an associate of those persons. However, the Company need not disregard a vote if: c)it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or d)it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Explanatory Statement This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's Annual General Meeting. The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company that is material to a decision on how to vote on the Resolutions in the accompanying Notice of Annual General Meeting. This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Capitalised terms defined within this Notice of Annual General Meeting, but which are not defined in the Glossary, also apply within this Notice of General Meeting. 1. Consideration of Financial Statements The Company’s 2019 Annual Report comprising the Company’s financial report, directors’ report and auditor’s report for the year ended 30 June 2019 was lodged with ASX on 1 October 2019. The Company’s 2019 Annual Report is placed before Shareholders for discussion. No voting is required for this item. 2. Resolution 1 – Adoption of the Remuneration Report Background The Company submits its Remuneration Report for the financial year ended 30 June 2019 to Shareholders for consideration and adoption by way of a non-binding Advisory Resolution pursuant to section 250R of the Corporations Act. The Company’s Remuneration Report can be found in the Company’s 2019 Annual Report. It sets out a range of matters relating to the remuneration of Directors and Senior Executives of the Company and explains Board policies in relation to the nature and value of remuneration paid to Directors and Senior Executives within the Company. A copy of the Company’s 2019 Annual Report can be found on its website at www.gtglabs.com. A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company. The Corporations Act provides that: a) members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any Closely Related Party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and b) if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”. As no “strike” occurred at the Genetic Technologies’ 2018 Annual General Meeting, the current “strike” count is zero. If a “first strike” was to occur at the 2019 Annual General Meeting: a) the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2020 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and b) if the Company’s subsequent (i.e. 2020) Remuneration Report also receives a “no vote” at the 2020 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2020 Annual General Meeting will be asked (at that 2020 Annual General Meeting) to vote on whether 6 or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act. In the interests of corporate governance the Board abstains from making a recommendation in relation to Resolution 1. A voting restriction statement is set out in Resolution 1 in the Notice. Shareholders should be aware that any undirected proxies given to the Chair will be cast by the Chair and counted in favour of the Resolutions the subject of this Meeting, including this Resolution 1, subject to compliance with the Corporations Act. In exceptional circumstances, the Chairman of the Meeting may change his voting intention on any resolution, in which case an ASX announcement will be made. Board recommendation and undirected proxies. As all members of the Board are excluded from voting on Resolution 1, they do not make any recommendations on voting. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1. 3. Resolution 2 – Election of Nick Burrows Mr. Burrows, who was appointed as an additional Director after the last annual general meeting and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution, retires and being eligible offers himself for election. Mr. Burrows was appointed to the Board on 1 September 2019. He is a contemporary independent Non-Executive Director across the Listed, Government and Private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight. His current diverse multi-sector portfolio includes Non-Executive Directorships of Clean Seas Seafood Limited, Metro Tasmania Pty Ltd, TasWater, and a number of private companies. Nick also provides Board, governance, audit and risk advisory services to entities within the IT, tourism and hospitality, debt recovery, agribusiness, forestry, and Local / State Government sectors. Mr. Burrows was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009 and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background Mr. Burrows is a respective Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd and the Financial Services Institute of Australasia and is also a Chartered Accountant and Registered Company Auditor. Nick also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years Board recommendation and undirected proxies. The Board (with the exception of Mr Burrows due to his interest in the outcome) recommends that Shareholders vote in favour of Resolution 2. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 2. 4. Resolution 3 – Re-Election of Peter Rubinstein Mr. Rubinstein, retires by rotation in accordance with clause 20.3 of the Company’s Constitution and being eligible, offers himself for re-election. Mr. Rubinstein was appointed to the Board on 31 January 2018. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having 7 worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University. Mr. Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Peter is also Chairman of DigitalX Limited (DCC) and an advisor to Blockchain Global Limited. Board recommendation and undirected proxies. The Board (with the exception of Mr Rubinstein due to his interest in the outcome) recommends that Shareholders vote in favour of Resolution 3. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 3. 5. Resolution 4 – Approval of Increased Placement Capacity ASX Listing Rule 7.1A ASX Listing Rule 7.1A enables certain ‘eligible entities’ to issue equity securities of up to 10% of their issued share capital through placements over a 12-month period commencing after the annual general meeting (Additional Placement Capacity). ASX Listing Rules require that Shareholders approve the Additional Placement Capacity by special resolution, at an annual general meeting before any equity securities are issued under the Additional Placement Capacity. For the purposes of ASX Listing Rule 7.1A an ‘eligible entity’ is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an ‘eligible entity’. The Additional Placement Capacity is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Therefore, if the Additional Placement Capacity is approved, the Directors will be allowed to issue equity securities of up to 10% of the Company’s issued share capital pursuant to ASX Listing Rule 7.1A and up to 15% pursuant to ASX Listing Rule 7.1. If the Additional Placement Capacity is not approved, the Directors will still be allowed to issue equity securities of up to 15% of the Company’s issued capital pursuant to ASX Listing Rule 7.1. The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the Additional Placement Capacity should the need arise. Formula for calculating 10% Placement Facility Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula: (A x D) – E A is the number of shares on issue 12 months before the date of issue or agreement: a) plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2; b) plus the number of partly paid shares that became fully paid in the 12 months; c) plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4. This does not include an issue of fully paid shares under the entity's 15% placement capacity without shareholder approval; d) less the number of fully paid shares cancelled in the 12 months. e) Note that A is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity. 8

D is 10% E is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rule 7.1 or 7.4. ASX Listing Rule 7.3A In accordance with ASX Listing Rule 7.3A the Company provides the following information. Any securities issued under the Additional Placement Capacity will be in the same class as existing quoted securities of the Company. The issue price for each security issued under the Additional Placement Capacity will not be less than 75% of the volume weighted average price for securities in that class over the 15 trading days on which trades in that class were recorded immediately before: • the date on which the price at which the securities are to be issued is agreed; or • if the securities are not issued within 5 trading days of the date above, the date on which the securities are issued. The issue of equity securities under the Additional Placement Capacity may result in voting dilution of existing ordinary shareholders (as shown in Table 1). There is also the risk that: • the market price for equity securities in that class may be significantly lower on the issue date than on the date of the Meeting; and • the equity securities may be issued at a price that is at a discount to the market price for those equity securities on the issue date. Equity securities under the Additional Placement Capacity may be issued until the earlier of: • 1 year from the date of the Meeting; and • the date of approval by ordinary shareholders of a significant change to the Company’s activities under ASX Listing Rule 11.1.2 or the date of approval by ordinary shareholders of a disposal of a major asset under ASX Listing Rule 11.2. Any approval of the Additional Placement Capacity at this Meeting will cease to be valid in the event that ordinary shareholders approve a transaction under ASX Listing Rule 11.1.2 or 11.2. The Company may issue equity securities under the Additional Placement Capacity for the following purposes: • non-cash consideration: for the acquisition of new assets and investments (in such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rules); or • cash consideration: to raise funds for working capital, to commercialise existing R&D capabilities, IP and introduce an enhanced breast cancer risk assessment test and a colon cancer risk assessment test; to progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and to explore and capitalise on Blockchain opportunities in the medical and biotech industries. 9

The Company's allocation policy for issues under the Additional Placement Capacity is dependent on prevailing market conditions at the time of any proposed issue.

The identity of the allottees of the equity securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

- the methods of raising funds that are available to the Company, including rights issues or other issues in which existing shareholders may participate;
- the effect of the issue of the equity securities on the control of the Company;
- the financial position of the Company; and
- advice from the Company's advisors.

The allottees under the Additional Placement Capacity have not yet been determined but allottees may include existing shareholders, existing substantial shareholders and/or new shareholders who are not related parties or associates of a related party of the Company.

A voting exclusion statement is included in this Notice. In accordance with ASX Listing Rule 14.11.1 and the relevant Note under that rule concerning Rule 7.1A, as at the date of this Notice of Meeting it is not known who may participate in the proposed issue (if any). On that basis, no security holders are currently excluded.

Table 1 below shows the dilution of Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A(2).

The table also shows:

I. two examples where variable "A" has increased, by 50% and 100%. Variable "A" is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders' meeting; and

II. two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current market price.

Table 1

Variable 'A' in Listing Rule 7.1A.2		**Dilution**		
		$0.002 50% decrease is Issue Price	$0.004 Issue Price	$0.008 100% increase in Issue Price
Variable A - 2,938,134,143 Shares	10% Voting Dilution	293,813,414 Shares	293,813,414 Shares	293,813,414 Shares
	Funds Raised	$ 587,627	$ 1,175,254	$ 2,350,507
50% increase in Variable A - 4,407,201,215 Shares	10% Voting Dilution	440,720,121 Shares	440,720,121 Shares	440,720,121 Shares
	Funds Raised	$ 881,440	$ 1,762,880	$ 3,525,761
100% increase in Variable A 5,876,268,286 Shares	10% Voting Dilution	587,626,829 Shares	587,626,829 Shares	587,626,829 Shares
	Funds Raised	$ 1,175,254	$ 2,350,507	$ 4,701,015

Table 1 has been prepared based on the following assumptions:

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- Variable A is based on the number of Shares on issue at the date of this Notice.
- The Company issues the maximum number of equity securities available under the Additional Placement Capacity.
- The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue.
- The table shows only the issue of equity securities under the Additional Placement Capacity and not under ASX Listing Rule 7.1.
- The issue of equity securities under the additional placement capacity includes only shares.
- The issue price of $0.004 was the closing price of Shares as traded on ASX as at 15 October 2019. This price may fluctuate between the time of preparing this Notice and the date of the Meeting.

As at the date of this Notice, in the 12 months preceding the date of the Meeting, the Company has issued 552,334,369 Equity Securities representing 19% of Equity Securities on issue 12 months prior to the proposed date of the Meeting.

The information below is provided in accordance with ASX Listing Rule 7.3A.6 (b) and details Equity Securities issued by the Company in the 12 months prior to the Meeting.

Table 2 below, details Shares (and total Equity Securities) issued by the Company in the 12 months prior to the proposed date of the Meeting. As at the date of the Notice, the Company has raised approximately $1.67 million from the issue of Shares in the 12 months prior to the date of the Meeting. All of the funds raised have been used for working capital purposes general product, research and development and funding the development and commercialisation of polygenic risk tests with TGen in the United States.

Table 2

Date of Issue	Number and class of securities	Terms of security	Issue Price ($)	Closing Price[1]	Discount or premium of Issue Price to Closing Price	Issued to / basis of issue	Cash / Non-Cash	Funds Raised or value if Non-Cash
23/05/19	166,066,050 Warrants	Exercisable at USD$0.00533, exp. 23/05/ 24	Nil	N/A	N/A	Certain institutional investors of Aegis Capital Corp.	Cash	Attaching warrants to shares issued on 23/05/19
23/05/19	221,421,450 Shares	Ordinary fully paid shares	$0.00533	$0.0075	29%	Certain institutional investors of Aegis Capital Corp.	Cash	$1,180,176
06/05/19	72,596,869 Shares	Ordinary fully paid shares	$0.00676	$0.0065	4%	Issued to Kentgrove Capital Growth Fund	Cash	$490,755
12/12/2018	76,250,000 Unlisted Performance Rights	Please refer to footnote[2]	Nil	N/A	N/A	Issued to eligible employees under the Company's Employee Share Option Plan.	Non-Cash	$537,125
12/12/18	16,000,000 Unlisted Options	Exercisable at $0.01, exp. 11/12/21	Nil	N/A	N/A	Issued to Company Directors as approved by shareholders on 29 November 2018.	Non-Cash	$81,600

[1] Closing Price: Closing price of Shares as traded on ASX on Date of Issue.

[2] 76,250,000 Performance Rights expiring 12/12/21, with the following vesting hurdles:

- 26,250,000 Class A Performance rights which vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day.

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consecutive ASX trading days. 11,250,000 of these Performance Rights have been cancelled.

- 25,000,000 Class B Performance rights which vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days and the Hainan Agreement being executed. These Performance Rights have been cancelled.
- 25,000,000 Class C Performance rights which vest and are exercisable upon the Hainan Joint Venture being listed on a recognised stock exchange and the market capitalisation of GTG's share of this listed Joint Venture reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days. These Performance Rights have been cancelled.

Board recommendation and undirected proxies.

The Board recommends that Shareholders vote in favour of Resolution 4. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 4.

6. Resolutions 5 and 6 – Approval of proposed Sub Underwriting Options to Peter Rubinstein and George Muchnicki

Background

As announced on 4 October 2019, the Company undertook an underwritten (up to $4 million, with the right to accept over-subscriptions up to an additional $500,000) non-renounceable pro-rata entitlement offer at an Issue Price of 0.4 cents per New Share (**Offer**).

On 11 October 2019 the Company updated the market to advise that the Offer was from that time agreed to be underwritten by Lodge Corporate Pty Ltd and that two of the Company's directors (Peter Rubinstein and George Muchnicki), had agreed to sub-underwrite the Offer. This announcement stated that the sub-underwriting amount by the directors were Peter Rubinstein (up to $666,667) and George Muchnicki (up to $1.333m), respectively. Peter Rubinstein and George Muchnicki, in conjunction with the underwriter Lodge Corporate Pty Ltd, have since agreed amongst themselves to alter the respective sub-underwritten amounts, but the total to be sub-underwritten between them ($2 million) remains the same, as does the total underwritten amount (of $4 million).

Accordingly the underwritten Offer is now to be sub-underwritten by Peter Rubinstein and George Muchnicki (each as to up to $1.0m) in conjunction with a consortium of non-associated wholesale investors (also as **sub-underwriters**) who in aggregate equate to the underwritten amount of $4 million, each in accordance with the terms of their separate sub-underwriting agreements with Lodge Corporate Pty Ltd (each a **Sub-Underwriting Agreement**).

In consideration of the sub-underwriting commitment all sub-underwriters are to be granted (in lieu of cash) options to purchase shares in the capital of the Company (**Options**).

Dr Muchnicki and Mr Rubinstein reflecting the amount of their sub-underwriting commitment are proposed (subject to GTG shareholder approval) to be granted on the same terms as all Options to be granted to the relevant sub-underwriters, the following options which are the subject of Resolutions 5 and 6.

Table 6.1

Sub Underwriter	Amount sub-underwritten	Number of Options
Peter Rubinstein	$1.0m	up to 125,000,000
George Muchnicki	$1.0m	up to 125,000,000

The number of Options to be issued to Peter Rubinstein and to George Muchnicki will be calculated as 1 Option for every 2 Shares being sub-underwritten.

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Upon exercise each such Option converts into 1 fully paid Share on terms consistent with the ASX Listing Rules; with a 3 year expiry date from grant and with an exercise price per Underwriter Option equal to the lower of: • • 0.008 cents; and the implicit price per Share at which any raise is done by Aegis within 3 months from the Company's shareholder meeting in September 2019, but in any event with a floor exercise price equal to 0.004 cents. (Note: As voted upon and approved by Shareholders at the 26 September 2019 general meeting, GTG is seeking a proposed US offering to be managed by Aegis Credit Corp. Refer to the discussion concerning Resolution 8 of this Notice for further detail.) If Shareholders do not approve Resolutions 5 and or 6, the Sub-Underwriting Agreement provides that the Underwriter is to be paid in cash commission and management fees a total of 8% of the Underwritten Amount - in which case Peter Rubinstein and George Muchnicki as sub-underwriters will not receive any Options but alternatively would participate in the cash underwriting commission equal to 6% of their respective sub-underwriting commitments. The Terms and Condition of the Options are summarised in the Schedule to this Notice. ASX Regulatory Requirements ASX Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A "related party" (as defined in the ASX Listing Rules) includes the directors of the listed company. If shareholder approval is received pursuant to this resolution, approval is not required under Listing Rule 7.1. The Company has not sought shareholder approval under Chapter 2E of the Corporations Act for a 'related party' transaction as the Board believes that the proposed Options are on the same terms as the terms negotiated by the unrelated Underwriter and all other sub underwriters and is on arm's length commercial terms. ASX Listing Rules ASX Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A "related party" (as defined in the ASX Listing Rules) includes the directors of the listed company. ASX Listing Rule 10.13 requires that the notice in relation to a proposed resolution to approve an issue of securities to a related party, include the following information: (a) The name of the person to whom the securities will be issued Resolution 5 - Peter Rubinstein Resolution 6 - George Muchnicki (b) The maximum number of securities to be issued to the person Resolution 5 - Peter Rubinstein - up to 125,000,000 Options Resolution 6 - George Muchnicki - up to 125,000,000 Options Each Option, on exercise and payment in full of the exercise price for each Option, would result in one Share in the Company being issued, credited as fully paid. 13

(c) The date by which the entity will issue the securities

No later than 1 month after the date of this Annual General Meeting.

(d) The issue price of the securities and a statement of the terms of the issue

There will be no issue price paid by Peter Rubinstein or George Muchnicki for their Options, but the issue of the Options will save cash expenditure by the Company with respect to management and sub underwriting fees for each of the respective sub underwritings as follows

(e) The intended use of the funds raised

Whilst there will be no funds raised from the issue of the Options, should the Options be exercised the Company will apply funds received towards general product, research and development and funding the development of polygenic risk tests with TGen in the United States.

Assuming Peter Rubinstein and George Muchnicki are each required to subscribe their respective sub underwritten amounts in full (and therefore will be issued all their Options), their respective relevant interests in the Company, are:

Director	Shares held	Options Held	Sub-underwriting Options	Total relevant interest %
Peter Rubinstein	297,282,700	Nil	125,000,000	7.3%
George Muchnicki	270,903,244	6,666,667	125,000,000	6.7%

Board recommendations and undirected proxies.

The Directors (Peter Rubinstein abstaining) recommend that the Shareholders vote in favour of Resolution 5.

The Directors (George Muchnicki abstaining) recommend that the Shareholders vote in favour of Resolution 6.

The Chair intends to vote all undirected proxies in favour of Resolutions 5 and 6.

7. Resolution 7 – Approval of Name Change

Shareholder approval is sought to change the Company's name from "Genetic Technologies Limited" to "**Genetype Limited**".

The Company has already reserved with ASIC the company name of "Genetype Limited", pending this shareholder approval.

The Company proposes to change its name to Genetype Limited to better represent its refocussed strategy and its product branding and positioning. The more recent restructure and realignment of group activities follows a review of operations by the Company aimed at underpinning the Company's ongoing strategy delivery. The change of name, if approved, will take effect on the date ASIC alters the details of the Company's registration on its records to reflect the change of name.

14

8. Resolution 8 – Approval of Proposed Placement to retail and institutional investors of Aegis Credit Corp Background Shareholders previously approved the US retail and institutional capital raise to be managed by Aegis Credit Corp (Proposed US Capital Raise) at the September 2019 shareholder general meeting. However in order to mitigate the risk of needing to complete the Proposed US Capital Raise prior to 31 October 2019 (which was necessary to avoid the de-listing of the Company from NASDAQ), the Company subsequently implemented the underwritten Australian Rights Issue (which closes prior to 31 October 2019). The Company still intends to proceed with the Proposed US Capital Raise, but in order to complete the US regulatory requirements and Aegis due diligence - it is estimated that there would be a further month before the Company could lodge the draft US offer document with the US regulatory authorities for their review. This would push the Proposed US Capital Raising close to the US thanksgiving period - and in those circumstances it could be delayed. As the authority under the September shareholder approval expires in December 2019, the Board wishes to have shareholders approve the Proposed US Capital Raise again at this year's AGM and this would allow the Company to conduct the Proposed US Capital Raise at any time up to 3 months after the 2019 AGM. Accordingly, Resolution 8 seeks Shareholder approval pursuant to Listing Rule 7.1 for the proposed placement, being the issue of up to 1.5 billion Shares to retail and institutional investors of Aegis Credit Corp to raise approximately USD$5 million or AUD$7.5 million (Proposed Placement). The issue price per Share under the Proposed Placement will be determined by the Company in consultation with Aegis Capital Corp, but in any event the price will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement. Information required by ASX Listing Rule 7.3 For the purposes of Listing Rule 7.3, the following information is provided in relation to Resolution 8: (a) Formula for calculating the number of Shares to be issued under the Proposed Placement Approval is being sought for the issue of up to 1.5 billion Shares at an issue price per Share to be determined by the Company in consultation with Aegis Capital Corp, but in any event the price will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement. (b) The date for issuing the Shares under the Proposed Placement The Shares issued under the Proposed Placement will be issued within three (3) months of the date of this Meeting. (c) The issue price of the Shares under the Proposed Placement The issue price per Share under the Proposed Placement will be determined by the Company in consultation with Aegis Capital Corp, but in any event it will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement. 15

(d) Listing Rule 7.3.4: The persons to whom the Company will issue the Shares under the Proposed Placement The Shares under the Proposed Placement will be placed to retail and institutional investors of Aegis Credit Corp, the Company's placement agent in the United States. None of the prospective retail and institutional investors will be related parties (within the meaning of section 228 of the Corporations Act) of the Company. (e) Listing Rule 7.3.5: The terms of the Shares issued under the Proposed Placement Each Share issued under the Proposed Placement will rank equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue. (f) The intended use of funds raised The funds raised from the issue of Shares under the Proposed Placement will be used for general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. Directors’ recommendation For the reasons above, the Directors recommend that Shareholders vote in favour of Resolution 8. 9. Further information The Directors are not aware of any other information which is relevant to the consideration by Shareholders of the proposed resolutions set out in this Notice of Meeting. The Directors recommend Shareholders read this Explanatory Statement in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed resolutions. 16

Glossary In this Explanatory Statement, the following terms have the following meaning: ADS means American Depositary Share whereby 1 American Depositary Share equates to 600 fully paid ordinary shares in the capital of the Company ASIC Australian Securities & Investments Commission. Annual General Meeting or Meeting or AGM Annual General Meeting of Shareholders of the Company or any adjournment of it, convened by this Notice. Associate has the meaning given to it by Part 1.2 Division 2 of the Corporations Act. ASX The Australian Securities Exchange operated by ASX Limited. ASX Listing Rules means the Listing Rules of the ASX. Board or GTG Board Board of Directors of the Company. Chairman or Chair The chair of the Board. Company or GTG Genetic Technologies Limited ACN 009 212 328 Constitution means the constitution of the Company for the time being in force. Corporations Act Corporations Act 2001 (Cth). Director A director of the Company. Listing Rules The Listing Rules of ASX. NASDAQ means the National Association of Securities Dealers Automated Quotations operated by Nasdaq Inc Notice or Notice of Annual General Meeting The notice of Annual General Meeting, which accompanies this Explanatory Statement. Proxy Form The proxy form accompanying the Notice. Resolution A resolution set out in the Notice. Share Fully paid ordinary share in the capital of the Company. Shareholder A registered holder of a Share. 17

Schedule - Option Terms Each Option entitles the holder (Option Holder) to subscribe for and be issued one fully paid ordinary share (Share) in Genetic Technologies Limited ACN 009 212 328 (GTG or Company) on the following terms: 1. Subject to clauses 2, 3, 5, 6 and any restrictions imposed by the Australian Securities Exchange (ASX), each Option is exercisable at any time after the date on which the Option is issued (Issue Date) until and including their Expiry Date (see clause 5 below). 2. Options may be exercised by the Option Holder before the Expiry Date giving written notice in the form set out below (Notice of Exercise) to the Company at its registered office prior to the Expiry Date. 3. The exercise price for each Option (which is payable immediately on exercise) will be equal to the lower of: (a) 0.008 cents; and (b) the implicit price per Share at which any raise is done by Aegis within 3 months from the Company's shareholder meeting in September 2019, but in any event with a floor exercise price equal to 0.004 cents (Exercise Price). 4. The expiry date of the Options is 3 years from the Issue Date (Expiry Date), 5. On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 3 Business Days, and if the Shares are listed on the ASX, within the time period prescribed by the Listing Rules of the ASX (ASX Listing Rules): (a) allot to the Option Holder one Share in the Company for each Option exercised by the Option Holder; (b) cause to be despatched to the Option Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and (c) issue (if applicable) a new holding statement (or option certificate) for the balance of the Options that remain unexercised. 6. Shares allotted on the exercise of Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of an Option) and will be subject to the provisions of the Constitution of the Company. 7. The Options are transferable by an Option Holder on written notice to the Company, and where the Shares are quoted, in accordance with the ASX Listing Rules, provided that the Options cannot be transferred or assigned within 12 months after the Issue Date except in accordance with the Corporations Act. 8. In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Option will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List). 9. If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the Exercise Price of his or her Options 18 or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List). 10. An Option does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Options without exercising the Options. However, the Company will endeavour that for the purpose of determining Rights Entitlements to any such issue, the Option Holder is to receive at least written notice from the Company of the pending closing or record date and sufficient time for the Option Holder to exercise the Options prior to that closing or record date in order to qualify for the participation in the Rights Entitlement. 11. If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Options within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment. 12. In the event of the liquidation of the Company, all unexercised Options will lapse upon the occurrence of that liquidation. 13. The Options do not provide any entitlement to dividends paid to ordinary shareholders. 14. The Options do not entitle the Option Holder to vote at any meeting of shareholders. 15. To the extent (if any) that any of these Option Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules, the ASX Listing Rules provisions will prevail and these Option Terms And Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms; and 16. These Terms and Conditions are governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria. 19

Genetic Technologies Limited ABN 17 009 212 328 Need assistance? Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact YOUR VOTE IS IMPORTANT For your proxy appointment to be effective it must be received by 11:00am (AEDT) Tuesday 26 November 2019. Proxy Form How to Vote on Items of Business All your securities will be voted in accordance with your directions. Lodge your Proxy Form: Online: APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code. Your secure access information is Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Control Number: SRN/HIN: PIN: Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com A proxy need not be a securityholder of the Company. SIGNING INSTRUCTIONS FOR POSTAL FORMS Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. ATTENDING THE MEETING If you are attending in person, please bring this form with you to assist registration. PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Corporate Representative If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Appointment of Corporate Representative” prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Samples/000001/000001/i12 By Fax: 1800 783 447 within Australia or +61 3 9473 2555 outside Australia By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held at the Australian Style Institute, Level 1/60-66 Hanover St, Fitzroy, Victoria on Thursday, 28 November 2019 at 11:00am (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1(except where I/we have indicated a different voting intention in step 2) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of the Remuneration Report	☐	☐	☐
Resolution 2	Election of Nick Burrows	☐	☐	☐
Resolution 3	Re-Election of Peter Rubinstein	☐	☐	☐
Resolution 4	Approval of Increased Placement Capacity	☐	☐	☐
Resolution 5	Approval of proposed issue of Sub Underwriting Options to Mr Rubinstein	☐	☐	☐
Resolution 6	Approval of proposed issue of Sub Underwriting Options to Dr Muchnicki	☐	☐	☐
Resolution 7	Approval of Name Change	☐	☐	☐
Resolution 8	Approval of Proposed Placement to retail and institutional investors of Aegis Credit Corp	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

Mobile Number ____________ **Email Address** ____________

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